UNITED STATES
                    SECURITIES AND EXCHANGE COMMISSION
                          Washington, D.C. 20549


                               SCHEDULE 13D

                 Under the Securities Exchange Act of 1934

                               Sepracor Inc.
               -------------------------------------------
                             (Name of Issuer)

                       Common Stock, $.10 par value
                   ----------------------------------
                     (Title of Class of Securities)


                               817315 10 4
                               ----------
                             (CUSIP Number)

                       LOUIS L. HOYNES, JR., ESQ.
                Senior Vice President and General Counsel
                   American Home Products Corporation
                   5 Giralda Farms, Madison, N.J. 07940
                             (201) 660-5000
                           -------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices
                           and Communications)

                            November 21, 1994
                        -------------------------
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

Check the following box if a fee is being paid with the statement [X].
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 817315 10 4

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     AC Acquisition Corp ("AC Acquisition") (a wholly-owned subsidiary of American Home Products Corporation ("Parent"))
     Tax I.D. 22-3321754

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     1,679,381 (held by American Cyanamid Company ("ACY"), a subsidiary of AC Acquisition and Parent).

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     1,679,381 (held by American Cyanamid Company ("ACY"), a subsidiary of AC Acquisition and Parent).

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,679,381

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14.  TYPE OF REPORTING PERSON*

     CO
                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 817315 10 4

1.   NAME OF REPORTING PERSON
     S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     American Home Products Corporation ("Parent"))
     Tax I.D. 13-2526821

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
     (a) N/A
     (b)

3.   SEC USE ONLY

4.   SOURCE OF FUNDS*
     N/A

5. CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2 (e)
     [  ]

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER

     1,679,381 (held by American Cyanamid Company ("ACY"), a subsidiary of AC Acquisition and Parent).

8.   SHARED VOTING POWER

     -0-

9.   SOLE DISPOSITIVE POWER

     1,679,381 (held by American Cyanamid Company ("ACY"), a subsidiary of AC Acquisition and Parent).

10.  SHARED DISPOSITIVE POWER

     -0-

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     1,679,381

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
     [  ]

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     9.0%

14.  TYPE OF REPORTING PERSON*

     CO

                   *SEE INSTRUCTIONS BEFORE FILLING OUT!

Item 1.   Security and Issuer.
          -------------------

     This statement relates to the Common Stock, $.10 par value
(the "Common Stock") of Sepracor Inc., a Delaware corporation
("Sepracor"), which has its principal executive offices at 33
Locke Drive, Marlborough, Massachusetts 01752.

Item 2.   Identity and Background.
          -----------------------

     This statement is being filed by American Home Products Corporation, a Delaware corporation ("Parent"), and on behalf of AC Acquisition Corp., a Delaware corporation ("AC Acquisition"). The outstanding capital stock of AC Acquisition is held by AC Acquisition Holding Company, a Delaware corporation ("AC Holding"). The outstanding capital stock of AC Holding is held by Parent directly and indirectly through direct and indirect wholly-owned subsidiaries of Parent. Each of AC Acquisition and Parent has its principal executive offices at Five Giralda Farms, Madison, New Jersey 07940.

     Parent is one of the world leaders in prescription drugs, packaged medicines, medical supplies and instrumentation, over the counter medications and food products. Through its subsidiaries and divisions, Parent is a major research-oriented pharmaceutical company with leading products in the areas of women's health care, cardiovascular and metabolic therapies, central nervous system drugs, anti-inflammatory agents, vaccines and infant nutritionals.

     AC Acquisition was incorporated for the purpose of purchasing all of the outstanding stock of American Cyanamid Company ("ACY") through a tender offer with Parent. AC Acquisition receives all of its funding from Parent and the subsidiaries and affiliates of Parent and has no assets other than the common stock of ACY. In the near future, upon receipt of stockholder approval, AC Acquisition will be merged with and into ACY.

     For information required by this Item 2 of Schedule 13D with respect to the executive officers and directors of AC Acquisition and Parent, reference is made to Attachment A to this Schedule
13D, which is incorporated herein by reference.

     None of AC Acquisition, Parent or, to their best knowledge, any of the persons named on Attachment A attached hereto, has during the last five years: (i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); or (ii) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.   Source and Amount of Funds or Other Consideration.
          -------------------------------------------------

     The ownership of the Common Stock reported hereby did not arise as a result of the direct purchase of such Common Stock.

          Pursuant to the tender offer to purchase shares of ACY common stock commenced on August 10, 1994, the Agreement and Plan of Merger, dated August 17, 1994, as amended (the "Merger Agreement") among Parent, AC Acquisition and ACY, which is attached hereto as Exhibit I and incorporated herein by reference, among Parent, AC Acquisition and ACY and the purchase of shares at the expiration of the tender offer on November 21, 1994, AC Acquisition became the majority shareholder of ACY accepting for purchase approximately 99.6% of the outstanding ACY stock. As a result, AC Acquisition and Parent may be deemed to be the indirect beneficial owner of the 1,679,381 shares of Sepracor owned by ACY and its subsidiaries.

Item 4.   Purpose of Transaction.
          ----------------------

     As described under Item 3, above, AC Acquisition and Parent acquired the Sepracor Common Stock reported hereby indirectly upon consummation of the tender offer for shares of ACY common stock. AC Acquisition and Parent intend to continuously review their investment in Sepracor. In reaching any decision with respect to such investment, AC Acquisition and Parent will take into consideration various factors, such as Sepracor's business and prospects, other developments concerning Sepracor, other investment opportunities available to AC Acquisition and Parent, and general economic and market conditions. Depending on the result of its review of such factors, AC Acquisition and Parent may decide to purchase additional equity securities of Sepracor, or AC Acquisition and Parent may decide to dispose of all or a portion of such securities (whether now or hereafter held).

     Except as set forth above or in any other item hereof, AC
Acquisition and Parent do not have any present plans or proposals that would relate to or result in any of the actions required to be described in Item 4 of Schedule 13D.

Item 5.   Interest in Securities of the Issuer.
          ------------------------------------

     As of November 21, 1994, AC Acquisition and Parent became the indirect beneficial owner of 1,679,381 shares of Sepracor Common Stock owned by ACY and its subsidiaries and, as a result, AC Acquisition and Parent are the beneficial owners of approximately 9.0% of the outstanding Common Stock (based on the number of shares outstanding on November 7, 1994).

     (a) Except as set forth herein, none of AC Acquisition, Parent or, to its best knowledge, any of the persons named on Attachment A attached hereto, beneficially owns any Common Stock.

     (b) AC Acquisition and Parent, subject to the terms and conditions of the Merger Agreement, as the majority stockholder and with its designation of the majority of the directors on ACY's Board of Directors, has the power to vote all of the Common Stock it beneficially owns.

     (c) Except as set forth herein, no transactions were effected in Common Stock during the past sixty (60) days by AC Acquisition and Parent nor, to the best of its knowledge, any person listed in Attachment A attached hereto that would require disclosure pursuant to Item 5(c).

     (d) None of AC Acquisition and Parent or, to its best knowledge, any of the persons named on Attachment A attached hereto, any other person who has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any Common Shares beneficially owned by AC Acquisition and Parent other than other wholly-owned subsidiaries of Parent.

     (e)  Not applicable.

Item 6.   Contracts, Arrangements, Understandings or
          ------------------------------------------
Relationships with Respect to Securities of the Issuer.
- ------------------------------------------------------

     There are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in
Item 2 or between any such persons and any person with respect to any securities of Sepracor except as referred to or described in this Schedule 13D.

Item 7.   Material to be Filed as Exhibits.
          --------------------------------

Exhibit I      Agreement and Plan of Merger, dated August 17,
               1994, as amended, among Parent, AC Acquisition and ACY (the "Merger Agreement").

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

     Dated:  December 1, 1994

                         AC ACQUISITION CORP.

                         By:  /s/ Robert G. Blount
                              Robert G. Blount
                              Vice President


                         AMERICAN HOME PRODUCTS CORPORATION

                         By:  /s/ Robert G. Blount
                              Robert G. Blount
                              Executive Vice President

                                        Attachment A

Executive Officers and Directors of
AC Acquisition Corp.
         ----------------------------------

     The names and titles of the executive officers and the names of the directors of AC Acquisition Corp. and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AC Acquisition Corp. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to American Home Products Corporation ("AHP") and each individual is a United States citizen.


EXECUTIVE OFFICERS            Position; Present Principal Occupation
- ------------------            --------------------------------------

John R. Stafford              President; Chairman, President and
                              Chief Executive Officer

Robert G. Blount              Vice President; Executive Vice
                              President

John R. Considine             Vice President; Vice President -
                              Finance

Thomas M. Nee                 Vice President; Vice President - Taxes


DIRECTORS                     Position; Present Principal Occupation
- -----------                   --------------------------------------

John R. Stafford              Listed above

Robert G. Blount              Listed above

Louis L. Hoynes, Jr.          Senior Vice President and General
                              Counsel

Executive Officers and Directors of
American Home Products Co       rporation
- -------------------------       ---------

     The names and titles of the executive officers and the names of the directors of American Home Products Corporation ("AHP") and their business addresses and principal occupations are set forth below. If no address is given, the director's or executive officer's business address is that of AHP. Unless otherwise indicated, each occupation set forth opposite an individuals name refers to AHP and each individual is a United States citizen.


EXECUTIVE OFFICERS            Position; Present Principal Occupation
- ------------------            --------------------------------------

John R. Stafford              Chairman, President and Chief
                              Executive Officer

Robert G. Blount              Executive Vice President

Stanley F. Barshay            Senior Vice President

Joseph J. Carr                Senior Vice President

Fred Hassan                   Senior Vice President

Louis L. Hoynes, Jr.               Senior Vice President and
                              General Counsel

John R. Considine             Vice President - Finance

Rene R. Lewin                 Vice President - Human Resources

Thomas M. Nee                 Vice President - Taxes


DIRECTORS                     Position; Present Principal Occupation
- -----------                   --------------------------------------

Clifford L. Alexander, Jr.         President of Alexander & Associates,
400 C Street, NE              Inc.(consulting firm specializing in
Washington, D.C. 20002        Workforce Inclusiveness)

Frank A. Bennack, Jr.         President and Chief Executive Officer
The Hearst Corporation        of The Hearst Corporation
959 Eighth Avenue             (owns and operates communications
New York, New York 10019      media)

K. Roald Bergethon            Educational Consultant

Robert G. Blount              Listed above

John W. Culligan              Retired November 1988;
                              former Chairman of the Board
                              and Chief Executive Officer of AHP
                              (from 1981 to 1986)

Robin Chandler Duke           National Chair, Population
                              Action International

John D. Feerick                    Dean, Fordham University
Fordham University            School of Law since 1982
School of Law
140 West 62nd Street
New York, New York 10023

Edwin A. Gee                  Former Chairman and Chief
                              Executive Officer, International
                              Paper Company

Robert W. Sarnoff             Director/Consultant

John R. Stafford              Listed above

John R. Torell III            Chairman, Torell Management Inc.
Torell Management Inc.        (financial advisory company)
767 Fifth Avenue
46th Floor
New York, New York 10153

William Wrigley                    President, Chief Executive Officer and
Wm. Wrigley, Jr. Company      member of the Board, Wm. Wrigley Jr.
410 North Michigan Avenue          Company (international manufacturer of
Chicago, Illinois 60611       chewing gum products)

Exhibit Index


Exhibit I Agreement and Plan of Merger, dated August 17, 1994, as amended, among Parent, AC Acquisition and ACY (the "Merger Agreement").